Exhibit (a)(5)(E)	National City Corporation 1900 E. 9th St. Cleveland, OH 44114-3484
For Immediate Release
NEWS RELEASE

For Immediate Release

Investor Contacts:	Media Contact:
Jill Hennessey	Kristen Baird Adams
216-222-9253	216-222-8202
jill.hennessey@nationalcity.com	kristen.bairdadams@nationalcity.com
NATIONAL CITY ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER
CLEVELAND, March 1, 2007 — National City Corporation (NYSE: NCC) announced today the preliminary results of its “modified Dutch auction” tender offer to purchase up to 75 million shares of its own common stock at a purchase price not greater than $38.75 nor less than $35.00 per share, which expired at Midnight, New York City time, on February 28, 2007.
     Based on the preliminary count by National City Bank, the depositary for the tender offer, approximately 39.9 million shares of common stock were properly tendered and not withdrawn at a price at or below $38.75 per share, including shares that were tendered through notice of guaranteed delivery.
     The number of shares to be purchased and the price per share are preliminary. They are based on the shares tendered through notice of guaranteed delivery being validly tendered. Such shares are subject to verification by the depositary, and therefore these preliminary results are subject to change. The actual number of shares purchased and the final purchase price will be announced promptly following completion of the verification process. Payment for the shares accepted for purchase, and return of all other shares tendered, if applicable, will occur promptly after completion of the final purchase price computations.
     The Company’s existing open market repurchase authorization for up to approximately 43.5 million additional shares is unaffected by the tender offer. Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, prohibits the Company from purchasing any shares, other than in the tender offer, until at least ten business days after the expiration of the tender offer. Accordingly, any such additional repurchases outside of the tender offer may not be consummated until at least ten business days after the expiration of the tender offer.
     Any questions with regard to the tender offer may be directed to Georgeson, Inc., the information agent, at (888) 264-7052. The dealer manager for the tender offer is Lehman Brothers Inc.
     This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares.
About National City
National City Corporation (NYSE: NCC), headquartered in Cleveland, Ohio, is one of the nation’s largest financial holding companies. The Company operates through an extensive banking network primarily in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania, and also serves customers in selected markets nationally. Its core businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. For more information about National City, visit the Company’s Web site at www.nationalcity.com.